UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Lantronix, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

516548 20 3
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 516548 20 3

1	NAME OF REPORTING PERSON TL Investment GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,951,687
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,951,687
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,951,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7%1
14	TYPE OF REPORTING PERSON OO

1 Based on 10,486,769 shares of common stock outstanding as of May 3, 2011, as reported in Lantronix, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011.

CUSIP NO. 516548 20 3

1	NAME OF REPORTING PERSON Bernhard Bruscha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,8551
	8	SHARED VOTING POWER 3,951,6872
	9	SOLE DISPOSITIVE POWER 61,8551
	10	SHARED DISPOSITIVE POWER 3,951,6872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,013,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%3
14	TYPE OF REPORTING PERSON IN

1 Consists of direct beneficial ownership of 61,855 shares of common stock issuable upon exercise of stock options held by the Reporting Person, which are exercisable within 60 days of the date hereof.

2 Represents shares of common stock held directly by TL Investment GmbH, of which the Reporting Person is the sole owner and one of two managing directors.

3 Based on 10,486,769 shares of common stock outstanding as of May 3, 2011, as reported in Lantronix, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011.

CUSIP NO. 516548 20 3

1	NAME OF REPORTING PERSON Manfred Rubin-Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 383
	8	SHARED VOTING POWER 3,951,6871
	9	SOLE DISPOSITIVE POWER 383
	10	SHARED DISPOSITIVE POWER 3,951,6871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,952,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7%2
14	TYPE OF REPORTING PERSON IN

1 Represents shares of common stock held directly by TL Investment GmbH, of which the Reporting Person is the sole owner and one of two managing directors.

2 Based on 10,486,769 shares of common stock outstanding as of May 3, 2011, as reported in Lantronix, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011.

CUSIP NO. 516548 20 3

Introduction

This constitutes Amendment No. 5 to the statement on Schedule 13D, filed on behalf of TL Investment GmbH, a limited liability company organized under the laws of Germany (“TL Investment”), Bernhard Bruscha, a citizen of Germany (“Bruscha”), and Manfred Rubin-Schwarz, a citizen of Germany (“Rubin-Schwarz,” and together with TL Investment and Bruscha, the “Reporting Persons”), dated November 10, 2008 (as amended, the “Statement”), as amended by Amendment No. 1 thereto, dated December 8, 2008, by Amendment No. 2 thereto, dated June 12, 2009, by Amendment No. 3 thereto, dated August 19, 2010, and by Amendment No. 4 thereto, dated August 19, 2010, relating to the common stock, par value $0.0001 per share of Lantronix, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, subject to applicable limitations, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Issuer’s Board of Directors (the “Board”), whether as a shareholder or Board member, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

On November 29, 2010, the Issuer and TL Investment entered into an agreement in settlement of a proxy contest (the “Settlement Agreement”) between the Reporting Persons and the Issuer.  Certain provisions of the Settlement Agreement are summarized below:

1.
The Settlement Agreement provided for Bruscha and Hoshi Printer to be included by the Issuer in its slate of nominees for election to the Board at the Issuer’s 2010 Annual Meeting.  Mssrs. Bruscha and Printer were elected to the Board at the 2010 Annual Meeting.

2.
The Settlement Agreement states that at the 2011 Annual Meeting of the Issuer’s Stockholders (the “2011 Annual Meeting”) in connection with the election of directors to the Board, the Issuer shall nominate seven persons for election to the Board, of which TL Investment shall be entitled to nominate three members.

3.
The Settlement Agreement precludes TL Investment, pursuant to a standstill provision, from acquiring any voting securities of the Issuer such that TL Investment’s beneficial ownership of the Issuer’s Shares of common stock would exceed 38% of the then currently outstanding common stock, from making any public announcement with respect to, or submitting a proposal for or offer of (with or without conditions) any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Issuer or any of its securities or assets, from transferring or selling any Shares of the Issuer’s common stock held by it prior to the completion of the 2011 Annual Meeting except pursuant to customary open market broker transactions, and from taking the certain other actions described in the Settlement Agreement in order to exert influence or control over the Issuer; and

CUSIP NO. 516548 20 3

4.	The Settlement Agreement, by its terms, would terminate the day after the Issuer’s 2011 Annual Meeting, if not terminated previously by the mutual agreement of the Issuer and TL Investment.

The Issuer’s Board has recently announced that it had determined it to be in the best interest of the Issuer to reduce the size of the Board to four members effective upon the date of the 2011 Annual Meeting, and that the Board intends to nominate the incumbent directors Bruscha, Hoshi Printer, John Rehfeld and Thomas Wittenschlaeger as the four nominees to the Board.

In connection with reducing the size of the Board, effective August 9, 2011, the Issuer, Bruscha and TL Investment entered into a Termination of Agreement (the “Settlement Termination”) to terminate the Settlement Agreement on such date. Pursuant to the terms of the Settlement Termination: (1) Bruscha, in his capacity as a member of the Board, agreed to recuse himself from deliberating and voting with regard to the appointment of a fifth director of the Issuer in the event the Board determines to expand the size of the Board following the Issuer’s 2011 Annual Meeting (with such agreement terminating on March 15, 2012); and (2) TL Investment agreed that until November 16, 2011, it shall not, alone or in conjunction with any third party, without the prior written consent of the Issuer make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Issuer or any of its securities or assets.

In its public filings, the Issuer stated that it expects to hold the 2011 Annual Meeting on November 16, 2011.

The foregoing description of the Settlement Agreement and Settlement Termination is qualified in its entirety by reference to the full text of the Settlement Agreement and Settlement Termination, which are attached as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

On November 29, 2010, the Issuer and TL Investment entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On August 9, 2011, the Issuer, Bruscha and TL Investment entered into the Settlement Termination defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 516548 20 3

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

99.1	Settlement Agreement between Lantronix, Inc. and TL Investment GmbH, dated November 29, 2010.

99.2	Termination of Agreement between Lantronix, Inc. and TL Investment GmbH, dated August 9, 2011.

CUSIP NO. 516548 20 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2011

TL INVESTMENT GMBH

By:	/s/ Bernhard Bruscha
Bernhard Bruscha
Managing Director

/s/ Bernhard Bruscha
Bernhard Bruscha

/s/ Manfred Rubin-Schwarz
Manfred Rubin-Schwarz